Exhibit 99.1

JOINT PROCESSING AGREEMENT

                This Joint Processing Agreement (“Agreement”) dated as of January 16, 2002, is by and between GEOPHYSICAL DEVELOPMENT CORPORATION, a Texas corporation with its principal place of business at One Riverway, Suite 2100, Houston, Texas 77056 (Company), and Screen Imaging Technology, Inc., a Texas corporation, with its principal place of business at 7322 Southwest Freeway, Suite 1508, Houston, Texas 75093 (“SITI”).

Introduction

                The Company is an industry leader in processing and interpretation of seismic data for the petroleum industry.  SITI has certain proprietary software for pre-stack time and pre-stack depth migration seismic data processing services.  The Company receives raw seismic data for processing from its customers, who have varying requirements for the types of seismic data processing services that they require.  In some cases, the Company believes that its customers would value including SITI’s pre-stack time and pre-stack depth migration seismic data processing software within the services that the Company renders to such customers.  Accordingly, the Company desires to enter into an arrangement with SITI whereby SITI will install and insure that its pre-stack time and pre-stack depth migration software is properly executing on the Company’s Sun clustered computers at the Company’s Houston office.  The Company will, using raw seismic data from the Company’s customers, process pre-stack time and pre-stack depth migration seismic data with SITI’s software.  In addition, the Company will provide processing staff and all the marketing and sales efforts for the services described above.  All service work whether preformed at the Company’s offices or at SITI will be coordinated through the Company and SITI.  The Company and SITI desire to enter into such a joint processing arrangement on the terms and conditions set forth below.

                NOW, THEREFORE, in consideration of the mutual covenants herein contained, the parties intending to be legally bound, agree as follows:

Agreement

1.     JOINT PROCESSING.  The Company and SITI agree that the Company shall perform pre-stack time and pre-stack depth migration seismic data processing services for customers of the Company using SITI’s software.  SITI will provide and install such software and object code at the Company’s Houston office.  The Company will treat such software as confidential information of SITI, and will return to SITI all such information and other tangible embodiments which are provided by SITI at the conclusion of this Agreement.  At all times during the term of the Agreement, such items shall be the sole property of SITI, and the Company shall have no proprietary or other interest therein.

2.     EXCLUSIVITY.  During the term of this Agreement, SITI agrees that it shall not enter into any agreements with or otherwise do business with any entity or person engaged in the selling of pre-stack time and pre-stack depth migration services.  During the term of this Agreement, the Company agrees that it shall not enter into any agreements with or otherwise do business with any entity or person engaged in selling wave equation based pre-stack time or pre-stack depth migration software products.  Nothing contained in this Agreement shall prevent SITI from entering into agreements and/or alliances with entities or persons that are not engaged in the selling of pre-stack time and pre-stack depth migration services or prevent SITI from selling its software products to oil and gas companies, universities, or national oil companies.  During the term of this Agreement, SITI shall not sell or license to, or permit the use of its pre-stack time and pre-stack depth migration software to any geophysical service company without the prior written permission from the Company.  Nothing contained in this Agreement shall prevent SITI from entering into agreements with other geophysical service companies for SITI’s other geophysical software products (AVO, etc.).  Nothing contained in this Agreement shall prevent the Company from entering into agreements and/or alliances with entities or persons that are not engaged in wave equation based pre-stack time or pre-stack depth migration seismic data processing.

During the term of this Agreement, the Company and SITI will coordinate their marketing efforts on services related to pre-stack time and pre-stack depth migration.  All bids relating to pre-stack time and pre-stack depth migration will be jointly reviewed by the Company and SITI insuring that an individual customer does not receive duplicate bids for the same project.  Nothing contained in this Agreement shall prevent SITI from performing pre-stack time and pre-stack depth migration service work.

3.     INTELLECTUAL PROPERTY.  Each of the Company and SITI agrees that it does not acquire from the other party any title, ownership, or other intellectual property right or license under this Agreement.  The Company will continue to conduct its business using the intellectual property that it currently possesses, and SITI will fulfill its obligations under this Agreement using the intellectual property that it currently possesses.  The parties agree that this Agreement does not contemplate any joint development of technology, and that all seismic data processing performed hereunder shall be performed using the respective intellectual property of each of the parties hereto.  However if for business reasons joint development is required, any sharing of the intellectual property will be defined by a subsequent written agreement.

4.     COMPENSATION.  For all accounts for which the Company uses SITI’s software to render seismic data processing services under Section 1 of this Agreement, the Company shall pay to SITI the first $100,000 of total revenue on such account.  After this initial payment the Company will pay to SITI twenty five percent (25%) of the total seismic data processing revenue that is generated using SITI’s pre-stack time and pre-stack depth software.  In general, especially for marine seismic data processing projects, the total revenue generated form SITI’s pre-stack time and prestack depth software shall equal the total project revenue.  However, there will be cases, such as certain land seismic data processing projects, that require a significant amount of front end processing where the total revenue generated from SITI’s pre-stack time and prestack depth software shall be less than the total project revenue.  For these latter projects the revenue breakdown shall be predetermined between the Company and SITI prior to beginning the seismic data processing.  For pre-stack time and pre-stack depth seismic data processing that is performed at SITI’s facility but was generated through the Company’s sales and marketing efforts, the Company will receive twenty five per cent (25%) of the total revenue.  The Company shall cause to be prepared and delivered to SITI no later than thirty (30) days after the end of each calendar month a statement setting forth with particularity the accounts for which the Company has used SITI’s software to perform seismic data processing services hereunder, the revenue for each such account, and the total amount to which SITI is entitled in accordance with the immediately preceding sentence.  SITI will receive payment for its services no later than 30 days after GDC receives payment by the client out of the proceeds of such payments.  SITI acknowledges and agrees that it shall have no right to any compensation in respect of the Company’s accounts for which the Company does not directly use SITI’s software to perform seismic data processing services hereunder.

5.     CERTAIN AGREEMENTS.  The parties agree that all seismic data processing services to be provided hereunder shall be provided in the name and for the benefit of the Company, and that SITI shall be entitled to compensation in respect of such services only on the terms provided herein.

6.     TERM.  The term of this Agreement will commence as of the date hereof and will end on the earlier of January 15, 2005 or

(a)   the joint written agreement of Company and SITI;

(b)   the adjudication of either Company or SITI as bankrupt, its filing of a voluntary petition in bankruptcy, the filing of any petition against it under any federal or state bankruptcy law, or its filing of a petition or answer seeking the appointment of a receiver of its assets or an arrangement with creditors under any such laws; or

(c)   the breach by either Company or SITI or of any material covenant under this Agreement (subject to the provisions of Paragraph 7, below).

(d)   the 90 day written notice by either party in the case of a merger, acquisition or reorganization by the Company or SITI.

7.     NOTICE AND CURE OF A MATERIAL BREACH.  If there is a material breach of this Agreement, the party intending to terminate must give the defaulting party five days written notice thereof, detailing the particular action or condition that is claimed to constitute a material breach.  The defaulting party may cure the breach during the 30-day period following the receipt of such notice, and if cured, then this Agreement will not terminate.

8.     REPRESENTATIONS.  Each of Company and SITI represent to the other as follows:

(a)   Each is a corporation duly organized, validly existing, and in good standing under the laws of the jurisdiction of its incorporation, with all requisite corporate power, authority, and legal right to own its property and conduct its business as now conducted and as contemplated under this Agreement.

(b)   Each is duly qualified to do business in each jurisdiction in which the nature of its properties or its business requires such qualification and in which the failure to so qualify would materially adversely affect its business or financial condition.

(c)   The execution, delivery, and performance by each of this Agreement and the performance by each of its obligations thereunder (i) are within their respective power and authority; (ii) have been duly authorized by all necessary action on the part of their respective governing bodies; and (iii) will not contravene any provision of law or regulation, or any writ or decree of any court or governmental instrumentality or their respective articles or certificates of incorporation, organizational documents or other agreement of either, or any other agreement, instrument, or undertaking binding upon either or any of their respective assets; and (iv) will not contravene any agreements with any of lenders or investors of either.

(d)   This Agreement has been duly executed and delivered by such party and constitutes the valid, legal, and binding obligation of such party, enforceable in accordance with its terms.

9.     ASSIGNMENT.  The rights, benefits, and obligations existing under this Agreement cannot be assigned by any party without the prior written consent of the other party, except by operation of law, and any purported assignment without the prior written consent of the other party shall be void.

10.   NOT A PARTNERSHIP.  This Agreement shall not be deemed to create a partnership or any other entity between Company and SITI.

11.   ENTIRE AGREEMENT.  This Agreement constitutes the final and entire agreement and understanding between the parties to this Agreement relative to the subject matter of this Agreement and supersedes all prior agreements and understandings (whether written or oral) between such parties concerning the subject matter of this Agreement.  No alleged representation, warranty, promise, inducement, or statement of intention not expressly set forth in this Agreement is binding on any party to this Agreement.

12.   GOVERNING LAW.  This Agreement shall be governed by and construed in accordance with the domestic laws of the State of Texas, without giving effect to any choice or conflict of law provision or rule (whether of the State of Texas or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the State of Texas.

13.   SURVIVAL.  All of the representations and covenants contained in this Agreement will survive the termination of this Agreement.

14.   FURTHER ACTIONS.  Each party to this Agreement will execute such additional documents and take such further actions as may be necessary or reasonably desirable to effectuate the agreements, purposes and intentions of this Agreement.

15.   AMENDMENTS.  No modification, amendment, or waiver of any provision of this Agreement, or consent to any departure by either party therefrom, shall in any event be effective unless the same shall be in writing and signed by the other party.

16.   SEVERABILITY.  In case any one or more of the provisions contained in this Agreement should be invalid, illegal, or unenforceable in any respect, the validity, legality, and enforceability of the remaining provisions contained herein and therein shall not in any way be affected or impaired thereby.

17.   COUNTERPARTS.  This Agreement may be executed in two or more counterparts, each of which shall constitute an original, but all of which, when taken together, shall constitute but one instrument.

18.   TIME OF THE ESSENCE.  Time is of the essence in the performance of the obligations under this Agreement.

IN WITNESS WHEREOF, the parties have executed this Agreement on the date first written above.

GEOPHYSICAL DEVELOPMENT CORPORATION

By:	/s/ Michael A. Dunn
Name:	Michael A Dunn
Title:	President

SCREEN IMAGING TECHNOLOGY, INC.

By:	/s/ Shengwen Jin
Shengwen Jin, CEO